The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

September 7, 2018

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File No. 333-226771) (the “Registrant”)

Dear Ms. O’Neal:

This letter responds to the comment you provided telephonically to me on September 7, 2018, in connection with your review of the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization of the Hartford Global Capital Appreciation Fund (“Acquired Fund”) into the Hartford International Equity Fund (“Acquiring Fund”), which was filed on August 10, 2018.

On behalf of the Registrant, we have reproduced your comment below and immediately thereafter have provided the Registrant’s response, including how the Registrant will address your comment in the definitive filing to be filed pursuant to Rule 497(b) under the Securities Act. Capitalized terms have the same meaning as defined in the registration statement.

(1)	Comment: The Question and Answer section and section entitled “Comparison of the Investment Objectives, Principal Investment Strategies and Fundamental Investment Restrictions” discusses the Risk Managed Sleeve. Please clarify the differences of this strategy for each Fund as well as the impact to the risk disclosure.

Response: With respect to each Fund, Wellington Management also may allocate a portion of the Fund’s assets in securities that Wellington Management believes may complement the risk factor biases of the other sleeves (“Risk Managed Sleeve”) and selects such securities using systematic screening methodologies. Wellington Management uses the same approach for both Funds, but typically allocates a greater portion of the Acquiring Fund’s assets to this strategy. The Acquiring Fund is subject to Quantitative Investing Risk as a principal risk due to its typical greater allocation of its assets to this strategy. The Registrant has revised the disclosure consistent with this comment.

If you have any further comments or questions, please contact me at (610) 386-4077.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:	John O’Hanlon

Alexander Karampatsos